SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2020

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR FY20 TRAFFIC CUT FROM 154M TO 151M DUE TO ITALIAN GOVT RESTRICTIONS
NO MATERIAL CHANGE TO FY20 PAT GUIDANCE

Ryanair today (10 March) advised that it will lower its FY20 (31 March 2020) passenger target by 3m from 154m to 151m. This is a direct result of the suspension of all Ryanair flights to/from Italy, between 13 March and 8 April, in response to the Italian Government's "lock down" of travel to/from Italy, in addition to a number of other EU countries (Slovakia, Czech Republic, Hungary, Malta, Romania, Austria) unilaterally restricting flights to/from Italy.

Ryanair does not expect these traffic reductions to have a material impact on FY20 (31 March 2020) PAT guidance. It is far too early to assess the impact of Covid-19 on FY21 traffic and earnings. The Ryanair Group will continue to focus on delivering cost savings and improved operational efficiency in FY21. Ryanair is one of the strongest airlines in the industry with €4bn in cash, industry leading unit costs, 90% of the fleet is owned with over 70% debt free.

ENDS

This announcement contains inside information.

For further information
please contact:                       Shane O'Toole                                               Piaras Kelly
                                                Ryanair                                                           Edelman Ireland
                                                Tel: +353-1-9451212                                      Tel: +353-1-6789333
                                                RyanairIR@ryanair.com                               ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 10 March, 2020

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary